UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

UNITED-GUARDIAN, INC.

(Name of Issuer)

Common Stock, $1.10 par value per share

(Title of Class of Securities)

910571108

(CUSIP Number)

Dr. Betsee Parker

c/o Mildred F. Slater

9005 John Mosby Highway

Upperville, VA 20185

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910571108

1	NAME OF REPORTING PERSONS Betsee Parker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 556,339
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,339
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1
14	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1. Security and Issuer.

This Statement relates to the Common Stock, $0.10 par value per share (the “Stock”), of United Guardian, Inc. (the “Company”). The Company reports that its principal executive office is located at 230 Marcus Boulevard, Hauppauge, New York 11788.

Item 2. Identity and Background.

(a) The name of the person filing this Statement is Dr. Betsee Parker.

(b) The address for Dr. Parker is c/o Mildred F. Slater, 9005 John Mosby Highway, Upperville, VA 20185.

(c) Dr. Parker’s occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is:

(d) During the last five years, Dr. Parker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Dr. Parker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Parker is a citizen of the United States of America.

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Item 3. Source and Amount of Funds or Other Consideration.

Dr. Parker acquired all of the Stock presently owned by her by inheritance under the Last Will and Testament of Irwin Uran.

Item 4. Purpose of Transaction.

Dr. Parker became the beneficial owner (both direct and indirect) of 556,339 shares of Stock. The Stock was acquired by Dr. Parker by gift from, and by inheritance under the Last Will and Testament of, Irwin Uran. Dr. Parker may dispose of shares of Stock, in privately negotiated or open market transactions, on such terms and at such times as she considers advisable. Other than a possible sale to the Company or to a third party of some of the Company Stock owned by Dr. Parker in order to diversify Dr. Parker’s holdings, Dr. Parker has no plans or proposals which would relate to or result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as described above;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure; and

(g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

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(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”); or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the class of outstanding Stock beneficially owned by Dr. Parker as of October 31, 2014 is 556,339 shares and 12.1%, respectively. All are owned directly by Dr. Parker.

(b) Dr. Parker has the sole power to vote and dispose of the 556,339 shares of the Stock to which this Statement relates.

(c) There were no transactions by Dr. Parker in the class of Stock to which this Statement relates during the past sixty days.

(d) Not applicable.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Dr. Parker is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2014

/s/ Dr. Betsee Parker
Dr. Betsee Parker

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